 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Davidson, Spencer A (Last) (First) (Middle) 450 Lexington Avenue Suite 3300 (Street) New York, NY 10017 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol General American Investors Company, Inc. GAM
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           President & CEO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 31, 2002 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	12/23/2002		J (1)	5,335.00 | A | $25.45	429,653.00 (2)	D
Common Stock	12/23/2002		J (3)	1,614.00 | A | (3)	17,345.00	I	By Thrift Plan Trust (4)
Common Stock	12/23/2002		J (1)	1,852.00 | A | $25.45	426,824.00	I	By Trust (5)
7.20% Preferred Stock					207,600.00 (2)	D
7.20% Preferred Stock					109,000.00	I	By Trust (5)

If the form is filed by more than one reporting person, see instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 2270 (7-02)

Davidson, Spencer A - December 31, 2002
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Spencer A Davidson 02-05-2003 ** Signature of Reporting Person Date Page 2

Davidson, Spencer A - December 31, 2002
Form 5 (continued)
FOOTNOTE Descriptions for General American Investors Company, Inc. GAM

Form 5 - December 2002

Spencer A Davidson
450 Lexington Avenue
Suite 3300
New York, NY 10017
Explanation of responses:

(1)   Shares received in payment of dividends.
(2)   Held by the Hudson Partnership of which Spencer Davidson is the General Partner and in which he has a 94% interest.
(3)   The securities reported herein were acquired on a periodic basis in open market transactions at the then prevailing market prices pursuant to the Issuer's Employees' Thrift Plan. The information is based upon a statement as of 12/31/02 issued by the Plan Administrator.
(4)   By Issuer's Employees' Thrift Plan Trust. The undersigned disclaims any beneficial interest in these shares.
(5)   By various Trusts of which the undersigned is Trustee. The undersigned disclaims any beneficial interest in these shares.

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